May 30, 2025

Michael F. Petrie
Chief Executive Officer
Merchants Bancorp
410 Monon Blvd.
Carmel, IN 46032

        Re: Merchants Bancorp
            Registration Statement on Form S-3
            Filed May 23, 2025
            File No. 333-287555
Dear Michael F. Petrie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael Messaglia, Esq.